Exhibit 99.1

Corporate News

CIBC completes definitive agreements with Air Canada regarding Aeroplan

Agreement includes CIBC’s participation in Air Canada’s new loyalty program, provides continuity for clients

TORONTO, Nov. 26, 2018 — CIBC (CM:TSX) (CM:NYSE) confirmed today that it has signed agreements with Air Canada securing its participation in Air Canada’s new loyalty program, conditional upon completion of Air Canada’s acquisition of the Aeroplan loyalty business.

The agreements will enable CIBC to offer credit cards under Air Canada’s new loyalty program which is expected to launch in 2020, and will allow for a smooth transition for CIBC’s Aeroplan cardholders to the new program.

For CIBC clients who earn Aeroplan Miles, there is no immediate change. They can continue to earn and redeem Aeroplan Miles as they do today. When Air Canada launches its new program, our clients will enjoy the benefits through their CIBC credit card.

CIBC’s credit card agreement with Air Canada will be effective upon closing of Air Canada’s acquisition of the Aeroplan loyalty business from Aimia Inc. (“Aimia”), which remains subject to Aimia shareholder approval, and certain other closing conditions, including receipt of applicable regulatory approvals. Air Canada expects closing of the acquisition to occur by early January 2019.

“We are pleased to be working with Air Canada to bring their new loyalty program to our clients and to Canadians,” said Christina Kramer, Senior Executive Vice President and Group Head, Personal and Small Business Banking, CIBC. “Adding Air Canada’s new program to our already strong travel rewards options means greater choice, new features, and more opportunity to travel for Canadians.”

Air Canada’s acquisition of the Aeroplan loyalty business includes a combination of cash of $450 million and the assumption of the Aeroplan Miles liability of approximately $1.9 billion. Upon closing, CIBC will contribute $200 million towards this transaction. We expect to recognize this amount as an expense in 2019.  In addition, we will make a payment of $92 million to Air Canada, at closing, as a prepayment to be applied towards future monthly payments in respect of Aeroplan miles.  We expect to recognize this prepayment as a charge in net income over the term of the new credit card agreement with Air Canada as Air Canada loyalty points are purchased.

About CIBC

CIBC is a leading Canadian-based global financial institution with 11 million personal banking, business, public sector and institutional clients. Across Personal and Small Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/en/about-cibc/media-centre.html .

For further information: Tom Wallis, Public Affairs, 416-980-40487 or tom.wallis@cibc.com